June 14, 2018

Neil Kumar
Chief Executive Officer
Eidos Therapeutics, Inc.
101 Montgomery Street, Suite 2550
San Francisco, CA 94104

       Re: Eidos Therapeutics, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 8, 2018
           File No. 333-225235

Dear Mr. Kumar:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed June 8, 2018

Prospectus Summary
Mechanism of disease and therapeutic approach, page 2

1. We note your response to comment 1 as well as your disclosure on page 107 that, subject to the successful completion of your Phase 2 clinical trial of AG10 in ATTR-CM and authorization from applicable regulatory authorities, you plan to initiate your Phase 3 clinical development program for AG10 in ATTR-PN in early 2019. If you do not intend to rely on data from your Phase 2 trial of AG10 in ATTR-CM to proceed to a Phase 3 trial
 Neil Kumar
Eidos Therapeutics, Inc.
June 14, 2018
Page 2
       for ATTR-PN, please tell us why you believe you will be permitted to proceed to Phase 3 development for ATTR-PN.
Business
Clinical Data, page 94

2. We note your revised disclosures in response to comment 3. Please also remove your statements that suggest AG-10 has achieved or has the potential to achieve best-in-class clinical results or that imply your product has the potential to be a best-in-class therapy.
Description of capital stock, page 158

3. We note your revised disclosure concerning certain provisions in your amended and restated certificate of incorporation. Please file as an amended exhibit to your registration statement the certificate of incorporation that will be effective upon completion of the offering.
       You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Dorrie Yale at 202-551-8776 with any other questions.


FirstName LastNameNeil Kumar
                                                              Division of
Corporation Finance
Comapany NameEidos Therapeutics, Inc.
                                                              Office of
Healthcare & Insurance
June 14, 2018 Page 2
cc:       Maggie Wong, Esq.
FirstName LastName